

SEC [...] MISSION

15027316

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 13578

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/1/14 (MM/DD/YY) AND ENDING 5/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Security Church Finance, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14615 Benfer Road
(No. and Street)

Houston	Texas	77069
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe Todd — 281-893-1390
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Seidel, Schroeder & Company
(Name – *if individual, state last, first, middle name*)

2707 South Market Street	Brenham	TX	77833
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Joe Todd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Security Church Finance, Inc., as of May 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FRANK E. POE, III
Notary Public
STATE OF TEXAS
My Comm. Exp. December 12, 2016

Signature

Treasurer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Security Church Finance, Inc.

Report Pursuant to Rule 17a-5(d)

For the Year Ended May 31, 2015

TABLE OF CONTENTS


SEIDEL
SCHROEDER

CERTIFIED PUBLIC ACCOUNTANTS / BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director and Shareholders
Security Church Finance, Inc.
Houston, Texas

We have audited the accompanying financial statements of Security Church Finance, Inc. (a State of Texas corporation) which comprise the statement of financial condition as of May 31, 2015, and the related statements of income, stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Security Church Finance Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Security Church Finance, Inc. as of May 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of Security Church Finance, Inc.'s financial statements. The supplemental information is the responsibility of management of Security Church Finance, Inc. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Seidel Schroeder

Brenham, Texas
July 2, 2015

2707 SOUTH MARKET STREET, BRENHAM, TX 77833 | 979.836.6131 | 979.830.8131 F

SECURITY CHURCH FINANCE, INC.
STATEMENT OF FINANCIAL CONDITION
May 31, 2015

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 137,964
Accounts receivable	16,817
TOTAL CURRENT ASSETS	154,781
PROPERTY AND EQUIPMENT	
Office furniture, fixtures and equipment	78,646
Less accumulated depreciation	(63,228)
TOTAL PROPERTY AND EQUIPMENT	15,418
Cash surrender value of officers' life insurance	46,366
TOTAL OTHER ASSETS	46,366
TOTAL ASSETS	$ 216,565

The accompanying notes are an integral part of these financial statements

SECURITY CHURCH FINANCE, INC.
STATEMENT OF FINANCIAL CONDITION - Continued
May 31, 2015

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:	
Trade accounts payable	$ 1,971
Amounts due churches	11,010
TOTAL CURRENT LIABILITIES	12,981
TOTAL LIABILITIES	12,981
STOCKHOLDERS' EQUITY:	
Preferred stock series A, $50 par and liquidation value, 1,497 shares authorized, issued and outstanding	74,834
Common stock, $50 par value, 1,000 shares authorized, 400 shares issued and 160 shares outstanding	20,000
Additional paid-in capital	2,500
Retained earnings	156,250
	253,584
Less treasury stock, 240 shares, at cost	50,000
TOTAL STOCKHOLDERS' EQUITY	203,584
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 216,565

The accompanying notes are an integral part of these financial statements

SECURITY CHURCH FINANCE, INC.
INCOME STATEMENT
FOR THE YEAR ENDED MAY 31, 2015

REVENUES:	
Program fees	$ 472,709
Brokerage commissions	655,188
Fiscal agent and service fees	117,714
	1,245,611
EXPENSES:	
Commissions	412,550
Salaries and benefits	650,765
Advertising, postage and printing	23,421
Rent, telephone and supplies	38,003
General insurance, taxes and licenses	19,322
Travel and entertainment	11,997
Professional fees, dues and subscriptions and outside services	39,875
Depreciation	5,910
Other	2,900
Total Expenses	1,204,743
OPERATING INCOME	40,868
OTHER INCOME:	
Interest and other income	1,698
Realized loss on marketable equity securities	(857)
TOTAL OTHER INCOME	841
Federal income tax expense	-
NET INCOME	$ 41,709
OTHER COMPREHENSIVE INCOME NET OF TAX	
Unrealized holding gain on marketable equity securities, available for sale	168
Less: Reclassification adjustment for loss included in net income	857
Other comprehensive income, net of tax	1,025
COMPREHENSIVE INCOME	$ 42,734

The accompanying notes are an integral part of these financial statements

SECURITY CHURCH FINANCE, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED MAY 31, 2015

	Preferred Stock Series A		Common Stock		Additional			Other	
	Shares	Stock	Shares	Common Stock	Paid-in Capital	Retained Earnings	Treasury Stock	Comprehensive Income (Loss)	Total
Balance at May 31, 2014	2,000	$ 100,000	160	$ 20,000	$ 2,500	$ 151,620	$ (50,000)	$ (1,025)	$ 223,095
Net income for the year						41,709			41,709
Dividends paid						(37,079)			(37,079)
Redemption of preferred stock	(503)	(25,166)							(25,166)
Other comprehensive income								1,025	1,025
Balance at May 31, 2015	1,497	$ 74,834	160	$ 20,000	$ 2,500	$ 156,250	$ (50,000)	$ -	$ 203,584

The accompanying notes are an integral part of these financial statements

SECURITY CHURCH FINANCE
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MAY 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 41,709
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	5,910
Loss on sale of marketable securities	857
Changes in assets and liabilities:	
Accounts receivable	(13,056)
Advances to agents	5,156
Cash value of life insurance	(490)
Trade accounts payable	(1,456)
Accrued expenses and other liabilities	(8,327)
Total adjustments	(11,406)
Net cash provided by operating activities	30,303
CASH FLOWS FROM INVESTING ACTIVITIES:	
Proceeds from the sale of securities	3,091
Net cash provided by investing activities	3,091
CASH FLOWS FROM FINANCING ACTIVITIES:	
Redemption of preferred stock	(25,166)
Payment of dividends-preferred stock	(37,079)
Net cash used in financing activities	(62,245)
NET DECREASE IN CASH AND EQUIVALENTS	(28,851)
CASH AND EQUIVALENTS, BEGINNING OF YEAR	166,815
CASH AND EQUIVALENTS, END OF YEAR	$ 137,964

The accompanying notes are an integral part of these financial statements

Note 1 – Summary of Significant Accounting Policies

(a) Organization and description of business

Security Church Finance, Inc. ("Company") is an "other Broker Dealer" (as defined in Rule 15c3-1(a)(2)(vi)) with a minimum net capital requirement of $5,000, engaged in the brokerage of mortgage bonds. Company was organized in 1962 to serve churches throughout the United States as a licensed broker/dealer and as an agent in the preparation of mortgage bond issues. Company's headquarters are located in Houston, Texas.

Company is registered with the Financial Industry Regulatory Authority ("FINRA"), the Securities and Exchange Commission ("SEC"), and the Securities Investor Protection Corporation ("SIPC"). Company operates under SEC Rule 15c3-3(k)(2)(i). Company does not hold customer funds or securities. Company is also a member of the National Association of Church and Institutional Financing Organizations ("NACIFO").

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles and with generally accepted accounting practices within the broker dealer industry. The following is a description of the more significant accounting policies.

(b) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets, liabilities, revenues and expenses reported in the financial statements and accompanying notes. Management considers many factors in selecting appropriate operational and financial accounting policies and controls, and in developing the assumptions that are used in the preparation of these financial statements. Management attempts to use its business and financial accounting judgment in selecting the most appropriate estimate, however, actual amounts could and will differ from those estimates.

(c) Cash and cash equivalents

Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates market value. Company's deposits held with financial institutions were entirely covered by the Federal Deposit Insurance Corporation (FDIC) as of May 31, 2015.

Note 1 – Summary of Significant Accounting Policies, cont.

(d) Accounts receivable

Company carries its accounts receivable at cost. On a periodic basis, Company evaluates its accounts receivable and has not established an allowance for doubtful accounts, based on its history of past write-offs and collections and current credit conditions. Accounts are written off as uncollectible at the time management determines that collection is unlikely.

(e) Property, plant, and equipment

Property and equipment are stated at cost. Depreciation is computed by using the straight-line method at rates based on the estimated useful lives of the various classes of property. Expenditures for maintenance and repairs are expensed as incurred and significant major improvements or additions are capitalized.

(f) Cash surrender value of officers' life insurance

Company is the owner of a life insurance policy on one of its officers. The cash value of Company's officers' life insurance contract is recorded on Company's balance sheet, at the cash surrender value of the policy, as of the balance sheet date. At May 31, 2015, the cash surrender value of this policy was $46,366.

(g) Provision for income taxes

The provision for income taxes includes federal income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities due to differences in tax versus financial statement depreciation and the accrual and cash basis. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Note 1 – Summary of Significant Accounting Policies, cont.

Company recognizes and measures its unrecognized tax benefits in accordance with generally accepted accounting principles in the United States, which require Company to assess the likelihood that tax positions (based on their technical merit) will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

(h) Revenue recognition

Company provides professional and technical services in preparing bond issues. Typically, Company's client, a church, pays Company a consulting fee which is recognized as revenue when received, for services provided at that time. The remaining fees are generally collected and recognized, over time, as revenue (when bond proceeds are received by the third party escrow agent and when all escrow requirements are met).

(i) Marketable securities

Company categorizes marketable securities as available-for-sale securities. Unrealized marketable securities gains and temporary losses are reflected as a net amount under the caption of accumulated other comprehensive income within the statement of stockholders' equity. Realized gains and losses are recorded within the statement of income. For the purpose of computing realized gains and losses, cost is identified on a specific identification basis.

(j) Fair value of financial instruments

The carrying value of Company's financial instruments including cash and cash equivalents, cash surrender value of life insurance policy, accounts receivable and payables approximates their fair values.

(k) Credit risk

Company is engaged in various brokerage activities in which counter parties primarily include broker-dealers, banks and other financial institutions. In the event counter parties do not fulfill their obligations, Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party.

Note 2 – Net Capital and Other Regulatory Requirements

Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At May 31, 2015 Company had net capital of approximately $171,349 and had aggregate indebtedness, as defined, of approximately $12,981. Therefore, Company was in compliance with both requirements as of May 31, 2015 as well as during the full fiscal year.

Note 3 – Possession or Control Requirements

Company does not have possession or control of any customer funds or securities. Company claims an exemption from Rule 15c3-3 under the provisions of 15c3-3(k)(2)(i).

Note 4 – Stockholders' Equity

Company has two classes of stock outstanding as follows:

Common stock that has a par value of $50 per share, each share is entitled to one vote and dividends are declared at the discretion of The Board of Directors.

Preferred stock "Series A" shareholders are entitled to receive preferential and cumulative quarterly dividends at an annual rate of $5.00 per share, when such dividends are declared at the discretion of the sole Director. During the year ending May 31, 2015 Company paid $37,079 of dividends to the preferred stock shareholders. Redemption of preferred stock is at the option of management of Company at a price of $50 per share. Upon voluntary or involuntary liquidation of Company, the preferred shares have a liquidation preference of $50 per share. During the year ending May 31, 2015 Company redeemed approximately 503 shares of Series A Preferred stock, leaving a balance of 1,497 shares outstanding at May 31, 2015.

Note 5 – Commitments and Contingencies

On June 30, 2008, Company entered into a lease with a third-party to lease office space for $1,500 per month. The lease continues indefinitely until Lessor or Lessee gives three months' notice to the other party. Rental expense under this lease was $18,000 for the year ended May 31, 2015.

Note 6 - Employee Benefit Plan

Company has a simple IRA plan, which covers substantially all employees of Company. Total expense recognized under the plan during the year ended May 31, 2015 was $1,440. Employees of Company also participate in a profit sharing plan covering substantially all employees. Company made no contributions to the plan during the year ending May 31, 2015.

Note 7 - Income Taxes

As of May 31, 2015 no provision has been made in the accompanying financial statements for income tax expense as a result of net operating loss ("NOL") carryforwards from previous years of losses. For the year ending May 31, 2015, Company had taxable income of approximately of $27,392 which was offset by an NOL of the same amount resulting in zero taxable income for federal income tax purposes for the year.

As of May 31, 2015, Company estimates the remaining available NOL carryforwards to be approximately $72,570 which will begin to expire in May 2027. Company's total deferred tax assets relating to the carryforwards amounted to approximately $13,385. As of May 31, 2015, Company estimated deferred tax assets from other timing differences to be $322. Company has a valuation allowance for the full amount of the deferred tax assets at May 31, 2015, as management does not believe it is more likely than not that the valuation of the asset is recoverable.

Company's federal income tax returns have not been audited by the Internal Revenue Service and Company has not been notified of any pending federal or state income tax audits, and is not aware of any income tax controversies that are likely to occur with any taxing authority. Tax returns for the years ending May 31, 2012 and later are open to examination.

Note 8 – Amounts Due Churches

A liability is recognized for $11,010 at May 31, 2015 due to refundable deposits received from churches in previous years to initiate the prospectus and fact finding process for prospective bond issues. Beginning in the 2010 fiscal year Company's contracts with churches specify that the deposits are non-refundable.

Note 9 – Related Parties

All employees and agents of Company may purchase any bonds available to the public through the Trustee of the bond issue.

Note 10 – Subsequent Events

Management of Company has evaluated subsequent events through July 2, 2015 the date the financial statements were available to be issued. No additional disclosures or modifications were deemed necessary.

SECURITY CHURCH FINANCE, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
Schedule I
May 31, 2015

NET CAPITAL

Total Stockholders' equity	$	203,584
Deductions		
A. Non-allowable assets		
Accounts receivable		(16,817)
Furniture and equipment, net		(15,418)
Net Capital	$	171,349
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$	171,349

SECURITY CHURCH FINANCE, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
Schedule II
May 31, 2015

Security Church Finance, Inc. is exempt from the above requirements under 15c3-3(k)(2)(i), and does not hold customer securities or funds.

SECURITY CHURCH FINANCE, INC.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
Schedule III
May 31, 2015

Security Church Finance, Inc. is exempt from the above requirements under 15c3-3(k)(2)(i), and does not hold customer securities or funds.


SEIDEL
SCHROEDER
CERTIFIED PUBLIC ACCOUNTANTS / BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director and Shareholders
Security Church Finance, Inc.
Houston, Texas

We have reviewed management's statements, included in the accompanying Security Church Finance, Inc. Exemption Report, in which (1) Security Church Finance, Inc. identified the following provisions of 17 C.F.R. §15c3-3 under which Security Church Finance, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k) (2)(i) (the "exemption provisions") and (2) Security Church Finance, Inc. stated that Security Church Finance, Inc. met the identified exemption provisions throughout the most recent fiscal year ending May 31, 2015 without exception. Management of Security Church Finance, Inc. is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Security Church Finance, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brenham, Texas
July 2, 2015

Seidel Schroeder

2707 SOUTH MARKET STREET, BRENHAM, TX 77833 | 979.836.6131 | 979.830.8131 F

Security Church Finance, Inc. Exemption Report

Security Church Finance, Inc. (Company) is a registered Broker/Dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). Company does not carry customer accounts or clear any securities. To the best of its knowledge and belief, Company states the following:

(1) Company claims an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i):
   (k) Exemptions
      (2) The provisions of this section shall not be applicable to a broker or dealer:
         (i) Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)"

(2) Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k)(2)(i) throughout the most recent fiscal year ending May 31, 2015 without exception.

(3) We believe that we are not subject to SEC Rule 15c3-3 and the customer protection reserve requirement.

I, Alan Barclay, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Alan Barclay
President

July 2, 2015


SEIDEL
SCHROEDER

CERTIFIED PUBLIC ACCOUNTANTS / BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Director of
Security Church Finance, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from June 1, 2014 to May 31, 2015, which were agreed to by Security Church Finance, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Security Church Finance, Inc.'s compliance with the applicable instructions of Form SIPC-7. Security Church Finance, Inc.'s management is responsible for the Security Church Finance, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (examined canceled check for the first payment and a signed check in the amount of $1,455.60 to be mailed with the Form SIPC-7 report) noting no differences;

2. Compared the amounts reported on Form X-17A-5's for the period June 1, 2014 to May 31, 2015, with the amounts reported in Form SIPC-7 for the period from June 1, 2014 to May 31, 2015 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences; and

2707 SOUTH MARKET STREET, BRENHAM, TX 77833 | 979.836.6131 | 979.830.8131 F

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed (not applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Seidel Schroeder

Brenham, Texas
July 2, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended ____________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-013578 FINRA MAY 12/30/1970
SECURITY CHURCH FINANCE INC
14615 BENFER ROAD
HOUSTON, TX 77069

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
JOE TODD 281-893-1390

2. A. General Assessment (item 2e from page 2) $3,116.13

B. Less payment made with SIPC-6 filed (exclude interest) (1,660.53)
12-30-14
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,455.60

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $1,455.60

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $1,455.60

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SECURITY CHURCH FINANCE INC.
(Name of Corporation, Partnership or other organization)

Joe Todd
(Authorized Signature)

Dated the 23rd day of JUNE, 2015.

TREASURER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 6-1, 2014 and ending 5-31, 2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,246,452
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	-0-
2d. SIPC Net Operating Revenues	$ 1,246,452
2e. General Assessment @ .0025	$ 3,116.13 (to page 1, line 2.A.)